Pacific Century Securities, LLC

March 20, 2023

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Scott Anderegg / Mara Ronsom

RE: CBL International Limited (the “Company”)

Registration Statement on Form F-1 (File No. 333- 267077) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, Pacific Century Securities, LLC, as representative of the underwriters of the proposed public offering of securities of CBL International Limited (the “Company”), hereby join the Company in requesting that the Securities and Exchange Commission take appropriate action to cause the above-referenced registration statement on Form F-1 (the “Registration Statement”) to become effective at 1:00 p.m. Eastern time, on March 22, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representative of the underwriters, wish to advise you that there will be distributed to each underwriter, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as representative of the underwriters, advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,
PACIFIC CENTURY SECURITIES, LLC

By:	/s/ Francis Ong
Name:	Francis Ong
Title:	Chief Executive Officer